UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                    Schedule

                                     13E-4

                         ISSUER TENDER OFFER STATEMENT

                        (Pursuant to Section 13(e)(1) of
                      the Securities Exchange Act of 1934)

                           C&F FINANCIAL CORPORATION
                  (Name of Issuer and Person Filing Statement)

                         COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                  12466Q-10-4
                     (CUSIP Number of Class of Securities)

         Larry G. Dillon                              With Copies to:
            President                                 Hugh B. Wellons
     C&F Financial Corporation                    Mays & Valentine, L.L.P.
     Eighth and Main Streets                           P. O. Box 1122
      West Point, VA 23181                         Richmond, VA 23218-1122
        (804) 843-2360
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of the Person Filing the Statement)


                                 March 3, 1997
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

Transaction Valuation*                                   Amount of Filing Fee

--------------------------------------------------------------------------------

$ 4,410,000                                                     $ 882

* For purposes of calculating fee only. Assumes the purchases of 210,000 shares at $21.00 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable  Form or Registration No.: Not applicable
Filing Party:           Not applicable  Date Filed:               Not applicable

ITEM 1.    SECURITY AND ISSUER.

(a) The name of the issuer is C&F Financial Corporation, a Virginia corporation (the "Company"), and the address of its principal executive offices is Eighth and Main Street, West Point, Virginia 23181.

(b) This Schedule relates to the offer by the Company to purchase up to 210,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, $1.00 par value, (the "Shares"), at a price of $21.00 per Share, net to the seller in cash, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth on the cover page and under "Price Range of Common Stock; Dividends" and "Certain Information About the Company; General Information" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth under "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3.    PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

(a) through (j). The information set forth on the cover page and under "Number Of Shares; Proration; Extension of The Offer," "Background and Purpose of the Offer" and "Certain Information About the Company; General Information" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.    INTEREST IN SECURITIES OF THE ISSUER.

The information set forth in "Transactions and Arrangements Concerning the Common Stock" of the Offer to Purchase is incorporated herein by reference

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

The information set forth in "Background and Purpose of the Offer" and "Transactions and Arrangements Concerning the Common Stock" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.    PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

The information set forth in "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.    FINANCIAL INFORMATION.

(a) and (b). The information set forth in "Certain Information About the Company; General Information," "Historical Financial Information" and "Certain Pro Forma Financial Information" in the Offer to Purchase is incorporated herein by reference. In addition, the Company's Form 10-KSB for the year ended December 31, 1996, filed with the Commission on February 28, 1997, is incorporated herein by reference.

ITEM 8.    ADDITIONAL INFORMATION.

(a)  None.

(b) The information set forth in "Government Regulation" and "Miscellaneous" in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

(d)  None.

(e) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
     (a)(2), respectively, is incorporated herein by reference

ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   Form of Offer to Purchase dated March 3, 1997.

(a)(2)   Form of Letter of Transmittal.

(a)(3)   Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 3, 1997.

(a)(5) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated March 3, 1997

(a)(6)   Form of Letter to Stockholders from the President.

(a)(7)   Form of press release issued by the Company dated March 3, 1997.

(b) Letter from Federal Home Loan Bank regarding Credit Availability for Citizens and Farmers Bank dated June 2, 1995 and related release forms.

(c)      Not applicable

(d)      Not applicable

(e)      Not applicable

(f)      Not applicable

(g)      Independent Auditor's Consent dated February 26, 1997.


                                   SIGNATURE
                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 3, 1997

                           C&F FINANCIAL CORPORATION


                           By:  /s/  Larry G. Dillon
                                     ---------------
                                     Larry G. Dillon, President and
                                     Chief Executive Officer